Exhibit 3.2

CERTIFICATE OF INCORPORATION

OF

SATELLOGIC INC.

ARTICLE I

The name of the corporation is Satellogic Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s initial registered office in the State of Delaware is 1209 Orange Street, in the city of Wilmington, County of New Castle, 19801. The name of the Corporation’s initial registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended or any successor statute (the “DGCL”), and the Corporation shall have all powers necessary to engage in such acts or activities, including, but not limited to, the powers enumerated in the DGCL or any amendment thereto.

ARTICLE IV

Section 4.01.    Authorized Stock. The capital stock that the Corporation has authority to issue consists of the following:

(a)	385,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”); and

(b)	15,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”).

(c)	5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

The number of authorized shares of Class A Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Voting Stock (as defined below), irrespective of the provisions of Section 242(b)(2) of the DGCL. The number of authorized shares of Class B Common Stock may be decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Voting Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Section 4.02.    Common Stock.

(a)    Voting Rights.

(i)    Each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise.

(ii)    Except as set forth in Section 4.02(a)(iii), each holder of Class B Common Stock, as such, shall be entitled to 1.472467906 votes for each share of Class B Common Stock held of record by such holder on all matters submitted to a vote of the holders of Class B Common Stock when voting with other classes of the Corporation’s capital stock (the “Class B Vote Per Share”), subject to automatic adjustment as follows:

(A) After giving effect to any forfeiture of the Class B Common Stock pursuant to Section 2.10 of the Merger Agreement (as defined below), each holder of Class B Common Stock shall be entitled to a number of votes per share of Class B Common Stock equal to (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of shares of Class B Common Stock forfeited by Emiliano Kargieman pursuant to Section 2.10 of the Merger Agreement (provided, that, in no event shall such forfeited shares be more than 651,596 shares of Class B Common Stock), but taking into account any adjustment that may have occurred theretofore pursuant to this Section 4.02 or Section 6 of the Amended and Restated Letter Agreement (as defined below). In addition, in the event that any Earnout Shares (as defined in the Merger Agreement) are issued to Emiliano Kargieman pursuant to Section 2.11 of the Merger Agreement, the Class B Vote Per Share shall be further adjusted so that the Class B Vote Per Share is reduced in a manner that results in a Class B Vote Per Share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

(B) If before the occurrence of a Cessation Event (as defined below), the Liberty Warrantholder (as defined below) exercises any Liberty Warrants (as defined below), then the Class B Vote Per Share shall be automatically increased such that the number of votes represented by all Class B Common Stock is increased by the Class B Vote Ratchet (as defined below), and the Class B Vote Per Share shall be increased by (i) the Class B Vote Ratchet divided by (ii) the total number of Class B Shares then issued and outstanding. Following the occurrence of the Cessation Event, there shall be no further adjustments to the Class B Vote Per Share. By way of illustration of how the Class B Vote Per Share shall be subject to adjustment as provided for under this Section 4.02(a)(ii)(B), if the Class B Vote Per Share is 1.5, as of the Liberty Closing (as defined below), there were 12,000,000 shares of Class B Common Stock issued and outstanding, as of the applicable date there are 9,000,000 shares of Class B Common Stock issued and outstanding, and (prior to the occurrence of a Cessation Event), a Liberty Warrantholder purchases 1,000,000 shares of Class A Common Stock pursuant to the exercise of Liberty Warrants with an exercise price of $15.00 on a trading day when the VWAP Price of a share of Class A Common Stock is $20.00, the Class B Vote Ratchet will equal (i) 1,000,000, multiplied by (ii) (A) (I) $20.00 minus (II) $15.00, divided by (B) $20.00, multiplied by (iii) (A) 9,000,000 divided by (B) 12,000,000, the number of votes represented by all shares of Class B Common Stock will be increased by 187,500, and the Class B Vote Per Share will be increased by 187,500 divided by 9,000,000 (i.e. from 1.5, to 1.5020833). For the avoidance of doubt, if the Liberty Subscriber (as defined below), the Liberty IM (as defined below), or any Relevant Affiliate (as defined below) purchases or sells shares of Class A Common Stock other than purchases in connection with the exercise of the Liberty Warrants, the Class B Vote Ratchet will not apply and there will be no change to the Class B Vote Per Share.

(iii)    Each holder of Class B Common Stock, as such, shall be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters submitted to a vote of the holders of Class B Common Stock voting as a separate class distinct from all other classes or series of the Corporation’s capital stock.

(iv)    Except as otherwise provided by this Certificate of Incorporation (as the same may be further amended or restated from time to time, this “Certificate of Incorporation”) or by applicable law, and subject to the rights of holders of any series of Preferred Stock then outstanding, holders of Common Stock shall vote together as a single class (or, if any holders of shares of any other class or series of the Corporation’s capital stock are entitled to vote on such matter (including, without limitation, any class or series of Preferred Stock), as a single class with such holders of capital stock) on all matters submitted to a vote of the stockholders of the Corporation. No class of Common Stock shall be entitled to cumulative voting in the election of directors.

(b)    Dividends. Subject to the DGCL and the rights of any then outstanding Preferred Stock, dividends may be declared and paid on the Class A Common Stock and the Class B Common Stock out of assets or funds lawfully available therefor as and when determined by the Board of Directors of the Corporation (the “Board of Directors”). Except as otherwise provided by the DGCL or this Certificate of Incorporation, the holders of record of Common Stock shall share ratably, on a per share basis, in all dividends, whether payable in cash, stock or otherwise.

(c)    Liquidation. Upon any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Class A Common Stock and/or Class B Common Stock held of record by them, subject to any preferential rights of any then outstanding Preferred Stock. A merger or consolidation of the Corporation with or into any other entity, or a sale or conveyance of all or any part of the assets of the Corporation, shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation for purposes of this Section 4.02(c) unless such merger, consolidation, sale or conveyance in fact results in the liquidation, dissolution or winding up of the Corporation.

(d)    Rights and Options.  The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors. The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of capital stock, a number of shares of such class or classes necessary to effect the conversion of any such rights, warrants and options created and issued by the Corporation.

(e)    Transfer of Shares

(i)    Subject to the terms of this Certificate of Incorporation including, without limitation Sections 4.02(e)(iii) and 4.02(f), any holder of Common Stock may transfer all or any of his shares of Common Stock by an instrument of transfer.

(ii)    The instrument of transfer of any share of Common Stock shall be in writing and shall be executed by or on behalf of the transferor (and if registration as a holder of the shares of Common Stock imposes a liability to the Corporation on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a share of Common Stock until the name of the transferee is entered into the stock ledger of the Corporation.

(iii)    Where the shares of Class A Common Stock concerned are listed on a recognized exchange or marketplace approved by the Board of Directors (“Recognized Exchange”):

(1)    Section 4.02(e)(ii) shall not apply with respect to shares of Class A Common Stock; and

(2)    the shares of Class A Common Stock may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognized Exchange.

(f)    Transfer Restrictions; Ownership of Common Stock.

(i)    A holder of shares of Class B Common Stock (“Class B Holder”) shall not transfer or otherwise dispose of any share of Class B Common Stock or any interest in any share of Class B Common Stock, except as permitted by this Section 4.02(f) and applicable securities laws.

(ii)    A transfer by a Class B Holder of shares of Class B Common Stock is permitted (such a transfer, a “Permitted Class B Transfer”) where:

(1)    the transfer is to an entity that has no members (or other equity holders) except any Class B Holders that do not hold shares of Class B Common Stock as a result of a Permitted Class B Transfer (“Original Class B Holders”) and/or persons acting on behalf of the Original Class B Holders;

(2)    the transfer is to a wholly-owned subsidiary of an entity of the kind referred to in Section 4.02(f)(ii)(1);

(3)    the transfer is to a trust for the exclusive benefit of, or that is controlled by, an Original Class B Holder; or

(4)    the transfer is to an Affiliate of the Class B Holder.

(iii)    A Class B Holder holding shares of Class B Common Stock as a result of a transfer by an Original Class B Holder pursuant to Section 4.02(f)(ii) may transfer all or any of such shares of Class B Common Stock back to an Original Class B Holder or another transferee of shares of Class B Common Stock permitted under Section 4.02(f)(ii) (“Permitted Class B Transferees”).

(iv)    An Original Class B Holder may transfer shares of Class B Common Stock to any persons who are Permitted Class B Transferees in respect of such Original Class B Holder.

(v)    As a condition to the registration of the transfer of beneficial or record ownership of, or any right or other interest in, any share of Class B Common Stock, the proposed transferee and the transferor of such shares shall provide an affidavit containing such information, to the extent reasonably available and legally permissible, as the Corporation may reasonably request from time to time in order to determine compliance with Section 4.02(f). The Board of Directors may, to the extent permitted by law, from time to time establish (and may thereafter amend or rescind) procedures not inconsistent with the provisions of this Section 4.02 for determining whether any transfer or acquisition of shares of Class B Common Stock would violate the restrictions contained in this Section 4.02 and for the orderly application, administration and implementation of the provisions of this Section 4.02. Any such procedures shall be kept on file with the Secretary of the Corporation and with the transfer agent for the Class B Common Stock and shall be made available for inspection by any prospective transferee and, upon written request, shall be mailed to holders of shares of Class B Common Stock.

(vi)    Upon a determination by the Board of Directors that anyone has attempted or may attempt to transfer or to acquire shares of Class B Common Stock in violation of this Section 4.02(f) (including, without limitation, any procedures established pursuant to Section 4.02(f)(v)), the Board of Directors may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the stock ledger of the Corporation, including without limitation, to cause the transfer agent for the Class B Common Stock to not record the purported transferee as the record holder of such shares of Class B Common Stock and to institute proceedings to enjoin or rescind any such transfer or acquisition.

(vii)    All certificates or book entries representing shares of Class B Common Stock shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

“THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).”

(g)    Surrender, Cancellation and Extinguishment of Common Stock.

(i)    Notwithstanding anything to the contrary in this Certificate of Incorporation, any holder of Class B Common Stock may surrender such shares of Common Stock to the Corporation at any time without the payment of any consideration by the Corporation for such shares.

(ii)    Following the surrender to the Corporation or cancellation of any shares of Class B Common Stock the Corporation shall take all actions necessary to retire and cancel such shares of Class B Common Stock, and such shares of Class B Common Stock shall not be re-issued by the Corporation following such retirement and cancellation.

(h)    Conversion of the Class B Common Stock.

(i)    Each share of Class B Common Stock shall be convertible into one (1) share of Class A Common Stock at the option of the Class B Holder at any time upon written notice to the Corporation. Where the share of Class B Common Stock concerned was fully paid and non-assessable, the share of Class A Common Stock into which it converted shall be fully paid and non-assessable. A written notice to the Corporation for the purpose of this Section 4.02(h)(i) may specify that the intended conversion shall take effect subject to and with effect from a transfer of the share of Class B Share concerned, in which case any conversion of such share of Class B Common Stock shall take effect concurrent with the transfer of the share of Class B Common Stock.

(ii)    Each share of Class B Common Stock shall automatically, without any further action on the part of the Corporation, any Class B Holder or any other party (other than registration pursuant to Section 4.02(h)(iii)), convert into one (1) share of Class A Common Stock upon the earliest to occur of:

(1)    January 26, 2027;

(2)    where the Class B Holder transfers the share of Class B Common Stock to a person other than a Permitted Class B Transferee; and

(3)    where the share of Class B Common Stock concerned is transferred to a Permitted Class B Transferee and the Permitted Class B Transferee ceases to be:

(A)    an entity that has no members or other equity holders except the Original Class B Holders and/or persons acting on behalf of the Original Class B Holders;

(B)    a wholly-owned subsidiary of an entity of the kind referred to in Section 4.02(h)(ii)(3)(A);

(C)    a trust for the exclusive benefit of, or that is controlled by, an Original Class B Holder; or

(D)    an Affiliate of an Original Class B Holder.

(iii)    In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 4.02(h), such conversion shall take effect:

(1)    in the event of a voluntary conversion pursuant to Section 4.02(h)(i), at the time that the conversion is registered in the stock ledger of the Corporation following written notice of the conversion having been provided to the Corporation; and

(2)    in the event of an automatic conversion of all shares of Class B Common Stock pursuant to Section 4.02(h)(ii) at the time the Corporation registers the conversion in the stock ledger of the Corporation.

(iv)    The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the Class B Common Stock, a number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of Class B Common Stock in accordance with Section 4.02(h). If at any time the number of authorized but unissued shares of Class A Common Stock is not sufficient to effect the conversion of all then outstanding shares of Class B Common Stock, the Corporation shall take such action as may be necessary to increase its authorized but unissued Class A Common Stock to such number as shall be sufficient for such purpose.

(v)    Other than as explicitly set forth in Section 4.02(h), no share of Common Stock shall be convertible into, or exchangeable or exercisable for, any shares of any class or series of capital stock issued by the Corporation, whether now or hereafter authorized.

(i)    Definitions. For the purposes of this Certificate of Incorporation:

(i)     “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, another Person.

(ii)     “Amended and Restated Letter Agreement” means that that certain Amended and Restated Letter Agreement dated as of February 10, 2022, by and among the Corporation, Emiliano Kargieman, the Sponsor (as defined below) and the Liberty Subscriber, which amended and restated the Liberty Letter Agreement (as defined below).

(iii)    a “Cessation Event” occurs when the Liberty Subscriber and/or its Relevant Affiliates carry out the Transfer, in the aggregate with all prior Transfers of Liberty Subscriber Shares (as defined below), Liberty Subscriber Warrant Shares (as defined below) and shares of Common Stock purchased by exercise of the Liberty Advisory Fee Warrants (as defined below) by the Liberty Subscriber, Liberty IM and their Relevant Affiliates, to any person(s) who are not Relevant Affiliates of the Liberty Subscriber or Liberty IM economic ownership of a number of Liberty Subscriber Shares, Liberty Subscriber Warrant Shares and shares of Common Stock purchased by exercise of the Liberty Advisory Fee Warrants such that the Liberty Subscriber, the Liberty IM and their Relevant Affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 shares of Class A Common Stock and the term “Cessation Event” shall be construed accordingly.

(iv)     “Class B Vote Ratchet” means, for any Liberty Warrants being exercised by a Liberty Warrantholder, a product equal to (i) the number of shares of Class A Common Stock purchased upon the exercise of Liberty Warrants by such Liberty Warrantholder, multiplied by (ii) (A) the remainder of (I) the VWAP Price, minus (II) the applicable exercise price for such Liberty Warrant, divided by (B) the VWAP Price, multiplied by (iii) (A) the number of shares of Class B Common Stock issued and outstanding as of the relevant date, divided by (B) the number of shares of Class B Common Stock issued and outstanding as of the Liberty Closing (adjusted for divisions of Shares, combinations of Shares and the like). For the avoidance of doubt, in the event any Liberty Warrants are exercised on a net settlement basis, the Class B Vote Ratchet with respect to such Liberty Warrants shall equal (i) the number of shares of Class A Common Stock being issued to the Liberty Warrantholder in respect of such exercise multiplied by (ii) (A) the number of shares of Class B Common Stock issued and outstanding as of the relevant date, divided by (B) the number of shares of Class B Common Stock issued and outstanding as of the Liberty Closing (adjusted for divisions of shares of Common Stock, combinations of shares of Common Stock and the like).

(v)     “Control,” including the terms “Controlling,” “Controlled by” and “under common Control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock of such Person, by contract, or otherwise. A Person who is the Owner of 20% or more of the voting power of the outstanding Voting Stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have Control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of Control shall not apply where such Person holds Voting Stock, in good faith and not for the purpose of circumventing the applicable provision of this Certificate of Incorporation, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have Control of such entity.

(vi)     “Liberty Advisory Fee Warrants” means the warrants to purchase Class A Common Stock issued to the Liberty IM as an advisory fee at the Liberty Closing pursuant to the Liberty Letter Agreement.

(vii)     “Liberty Closing” means the date of completion of the purchase of Class A Common Stock and Liberty Warrants pursuant to the Liberty Subscription Agreement (as defined below).

(viii)     “Liberty IM” means Liberty 77 Capital L.P., a Delaware limited partnership and the manager of the Liberty Subscriber.

(ix)     “Liberty Letter Agreement” means the letter agreement dated as of January 18, 2022 (as amended, modified or supplemented from time to time) between the Corporation, the Liberty Subscriber and the other parties thereto.

(x)     “Liberty Subscriber” means Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company.

(xi)     “Liberty Subscriber Shares” means the Class A Common Stock purchased on the Liberty Closing pursuant to the Liberty Subscription Agreement.

(xii)     “Liberty Subscription Agreement” means the subscription agreement dated as of January 18, 2022 between CF Acquisition Corp. V, the Corporation and the Liberty Subscriber.

(xiii)     “Liberty Subscriber Warrant Shares” means shares of Class A Common Stock issued upon the exercise of a Liberty Warrant.

(xiv)     “Liberty Warrants” means the warrants to purchase shares of Class A Common Stock subscribed for by the Liberty Subscriber pursuant to the Liberty Subscription Agreement and by the Liberty IM pursuant to the Liberty Letter Agreement.

(xv)     “Liberty Warrantholder” means the holder of a Liberty Warrant, solely to the extent the Liberty Warrant is held by the Liberty Subscriber or a Relevant Affiliate.

(xvi)     “Merger Agreement” means the agreement and plan of merger dated as of July 5, 2021 (as amended, modified or supplemented from time to time) among Satellogic BVI, CF Acquisition Corp. V, Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc., and Nettar Group Inc.

(xvii)     “Owner,” including the terms “Own” and “Owned,” when used with respect to any Stock, means a Person that individually or with or through any of its Affiliates or Associates:

(1) beneficially owns such Stock, directly or indirectly; or

(2) has (A) the right to acquire such Stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise: provided, however, that a Person shall not be deemed the Owner of Stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered Stock is accepted for purchase or exchange; or (B) the right to vote such Stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Owner of any Stock because of such Person’s right to vote such Stock if the agreement, arrangement or understanding to vote such Stock arises from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

(3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in Section 4.02(i)(xvii)(2) above), or disposing of such Stock with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such stock.

(xviii)     “Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

(xix)     “Relevant Affiliate” means, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). Notwithstanding the foregoing, in relation to the Liberty Subscriber only entities that are managed by the Liberty IM or an Affiliate of the Liberty IM shall be regarded as being Relevant Affiliates of the Liberty Subscriber.

(xx)     “Sponsor” means CFAC Holdings V, LLC.

(xxi)     “Transfer” means:

(1)    sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any relevant securities;

(2)    enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities; and/or

(3)    publicly announce any intention to effect any transaction specified in (A) or (B) of this definition.

(xxii)     “VWAP Price” means, as of any trading day during which a Warrant is exercised by Liberty Warrantholder, the volume weighted average price of a Class A Share over the course of the 30-day period ending on the trading day immediately prior to such trading day.

(xxiii)     “Voting Stock” means the capital stock of the Corporation of any class or series entitled to vote generally in the election of directors. Every reference to a percentage of Voting Stock shall refer to such percentage of the votes of such Voting Stock.

Section 4.03.    Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by applicable law, to provide for the issuance of shares of Preferred Stock in one or more classes or series, and by filing a certificate pursuant to the DGCL (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such class or series and to fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such class or series, the dissolution preferences and the rights in respect to any distribution of assets of any wholly unissued class or series of Preferred Stock, and the designation thereof, or any of them and to increase or decrease the number of shares of any class or series so created (except where otherwise provided in the Preferred Stock Designation), subsequent to the issue of that class or series but not below the number of shares of such class or series then outstanding. In case the number of shares of any class or series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the undesignated status which they had prior to the adoption of the resolution originally fixing the number of shares of such class or series. There shall be no limitation or restriction on any variation between any of the different classes or series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof; and the several classes or series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a committee of the Board of Directors providing for the issuance of the various classes or series of Preferred Stock.

ARTICLE V

Section 5.01.    Election of Director by Written Ballot. Election of directors need not be by written ballot unless provided otherwise in the Corporation’s bylaws (as the same may be amended or restated from time to time, the “Bylaws”).

Section 5.02.    Number of Directors. The initial number of directors shall be eight. Subject to any rights of the holders of shares of any class or series of Preferred Stock to elect additional directors, the exact number of directors constituting the Board of Directors shall be fixed from time to time exclusively by resolution of the Board of Directors.

Section 5.03.    Staggered Board

(a)    Subject to the special rights of the holders of any class or series of Preferred Stock to elect directors, the Board of Directors shall be divided into three classes: Class I; Class II; and Class III. The initial classes of directors shall be as follows:

Name	Class
Ted Wang	I
Steven T. Mnuchin	I
Joseph Dunford	I
Miguel Gutiérrez	II
Tom Killalea	II
Kelly Kennedy	III
Emiliano Kargieman	III
Marcos Galperin	III

The allocation of directors among the three classes (other than the allocation of each director already in office as of the effectiveness of this Certificate of Incorporation and each director elected or appointed as the result of any increase or decrease in the number of directors on the Board of Directors) shall be as nearly equal as possible. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Corporation following the initial date of this Certificate of Incorporation; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders of the Corporation held following the initial date of this Certificate of Incorporation; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders of the Corporation held following the initial date of this Certificate of Incorporation. Each director in each class shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders of the Corporation held following the initial date of this Certificate of Incorporation, the directors (or successors thereof) of the class whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders of the Corporation to be held in the third year following the year of their election, with each director in each such class to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

(b)    Any director elected by a separate voting class consisting solely of the holders of one or more classes or series of Preferred Stock shall be allocated among the three classes as determined by resolution of the Board of Directors.

Section 5.04.    Vacancies and Newly Created Directorships. To the extent in effect, any vacancy or newly-created directorship shall be filled exclusively by vote of a majority of the directors then in office. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director selected to fill a vacancy shall continue to hold office for the unexpired term of his or her predecessor in office. A director selected to fill a position resulting from an increase in the number of directors shall hold office until the next annual meeting of stockholders of the Corporation held for the election of directors of the Corporation for the class for which such director shall have been selected, subject to the election and qualification of his or her successor and to his or her earlier death, resignation or removal.

Section 5.05.    Removal. Directors may be removed only for cause and only by the affirmative vote of at least a majority of the voting power of the outstanding Voting Stock, voting together as a single class.

ARTICLE VI

Section 6.01.    Action by Written Consent. Notwithstanding any other provisions of this Certificate of Incorporation or the Bylaws, no action which is required to be taken or which may be taken at any annual or special meeting of stockholders of the Corporation may be taken by written consent without a meeting, except where such consent is signed by all holders of such class or series of Common Stock or Preferred Stock, as applicable, entitled to vote thereon.

Section 6.02.    Annual Meeting of Stockholders. The annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by resolution of the Board of Directors in its sole and absolute discretion.

Section 6.03.    Special Meetings of Stockholders. Subject to any special rights of the holders of any class or series of Preferred Stock and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only (i) by or at the direction of the Board of Directors, acting pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office, or (ii) by the chairperson of the Board of Directors, and the chairperson of the Board of Directors shall call a special meeting of stockholders whenever requested in writing to do so by stockholders representing at least 30% of the voting power of the outstanding Voting Stock, voting together as a single class. Any business transacted at any special meeting of stockholders of the Corporation shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

ARTICLE VII

To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders, provided that nothing contained in this Article VII shall eliminate or limit the liability of a director or officer (a) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) for directors, under Section 174 of the DGCL or, (d) for any transaction from which the director or officer derived an improper personal benefit or (e) for officers, in any action by or in the right of the Corporation. For purposes of this Article VII, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification and advancement of expenses) through provisions of the Bylaws, agreements with such persons, vote of stockholders or disinterested directors, or otherwise. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director or officer of the Corporation existing at the time of such amendment, repeal, adoption or modification.

ARTICLE VIII

Section 8.01.    Opt Out of DGCL 203. The Corporation shall not be governed by Section 203 of the DGCL.

Section 8.02.    Limitations on Business Combinations. Notwithstanding the foregoing, the Corporation shall not engage in any Business Combination (as defined below), at any point in time at which the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

(a)    prior to such time, the Board of Directors approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder;

(b)    upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder Owned at least 85% of the Voting Stock outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock Owned by the Interested Stockholder) those shares Owned by (i) Persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c)    at or subsequent to that time, the Business Combination is approved (i) by the Board of Directors and (i) by the affirmative vote of at least two-thirds of the outstanding Voting Stock that is not Owned by the Interested Stockholder at an annual or special meeting of stockholders of the Corporation.

Section 8.03.    Certain Definitions. For purposes of this Article VIII, the following terms shall have the meanings assigned below:

(a)     “Associate,” when used to indicate a relationship with any Person, means: (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the Owner of 20% or more of any class of Voting Stock; (ii) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

(b)     “Business Combination” means:

(i)    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (1) with the Interested Stockholder, or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 8.02 is not applicable to the surviving entity;

(ii)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock of the Corporation;

(iii)    any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any Stock of the Corporation or of such subsidiary to the Interested Stockholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (2) pursuant to a merger under Section 251(g) or Section 253 of the DGCL; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which security is distributed, pro rata to all stockholders of a class or series of Stock of the Corporation subsequent to the time the Interested Stockholder became such; (4) pursuant to an exchange offer by the Corporation to purchase Stock made on the same terms to all stockholders of said stock; or (5) any issuance or transfer of stock by the Corporation; provided that in no case under clauses (3) through (5) above shall there be an increase in the Interested Stockholder’s proportionate share of the Stock of any class or series of the Corporation or of the Voting Stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv)    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the Stock of any class or series, or securities convertible into the Stock of any class or series, of the Corporation or of any such subsidiary which is Owned by the Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of Stock not caused, directly or indirectly, by the Interested Stockholder; or

(v)    any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(c)     “Interested Stockholder” means any Person (other than the Corporation and its subsidiaries) that (i) is the Owner of 15% or more of the Voting Stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the Owner of 15% or more of the Voting Stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder; and the Affiliates and Associates of such Person; but “Interested Stockholder” shall not include any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided that such Person shall be an Interested Stockholder if thereafter such Person acquires additional shares of Voting Stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such Person. For the purpose of determining whether a Person is an Interested Stockholder, the Voting Stock of the Corporation deemed to be outstanding shall include Stock deemed to be Owned by the Person through application of the definition of “owner” above but shall not include any other unissued Stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion or exchange rights, warrants or options, or otherwise. Notwithstanding anything in this Section 8.03(c) to the contrary, none of the following Persons shall be considered an Interested Stockholder for purposes of this Article VIII: (x) Liberty Subscriber, Cantor Fitzgerald L.P. or Emiliano Kargieman, or any of their respective Affiliates or Associates, or (y) any Person who would otherwise be an Interested Stockholder either in connection with or because of a transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition of 5% or more of the outstanding voting stock of the Corporation (in one transaction or a series of transactions) by the persons named in the foregoing clause (x) to such Person; provided, however, that such Person was not an Interested Stockholder prior to such transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition. For purposes of this Section 8.03(c), the term “owner” shall not include the criteria set forth in Section 4.02(i)(xvii)(2)(B) or Section 4.02(i)(xvii)(3).

(d)     “Stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

ARTICLE IX

Section 9.01.    Corporate Opportunity.

(a)    To the fullest extent permitted by the laws of the State of Delaware, (a) the Corporation hereby renounces all interest and expectancy that it otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any director, (ii) any stockholder, officer or agent of the Corporation, or (iii) any Affiliate of any person or entity identified in the preceding clause (i) or (ii); (b) no stockholder and no director, in each case, that is not an employee of the Corporation or its subsidiaries, will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Corporation or its subsidiaries from time to time is engaged or proposes to engage or (ii) otherwise competing, directly or indirectly, with the Corporation or any of its subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of the Corporation or its subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective Affiliates, on the one hand, and for the Corporation or its subsidiaries, on the other hand, such stockholder or director shall have no duty to communicate or offer such transaction or business opportunity to the Corporation or its subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence of this Article IX shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of the Corporation or its subsidiaries, solely in his or her capacity as a director or employee of the Corporation or its subsidiaries.

(b)    To the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the Corporation or its subsidiaries unless (a) the Corporation or its subsidiaries would be permitted to undertake such transaction or opportunity in accordance with this Certificate of Incorporation, (b) the Corporation or its subsidiaries at such time have sufficient financial resources and are legally able to undertake such transaction or opportunity, (c) the Corporation or its subsidiaries have an interest or expectancy in such transaction or opportunity, and (d) such transaction or opportunity would be in the same or similar line of business in which the Corporation or its subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Section 9.02.    Liability. No stockholder and no director will be liable to the Corporation or its subsidiaries or stockholders for breach of any duty (contractual or otherwise) solely by reason of any activities or omissions of the types referred to in this Article IX, except to the extent such actions or omissions are in breach of this Article IX.

ARTICLE X

Section 10.01.    Exclusive Jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have subject matter jurisdiction another state or federal court (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents, (iii) any action asserting a claim against the Corporation or any current or former director or officer of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article X.

ARTICLE XI

The Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws.

ARTICLE XII

Section 12.01.    Amendments. The Corporation reserves the right to alter, amend, repeal or adopt any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the DGCL, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, (a) subject to Section 12.01(b) regardless whether a lesser percentage may be permitted from time to time by applicable law, no provision of Section 5.02, Section 5.03, Section 5.04, Section 5.05, Section 6.01, Section 6.03, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XII may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith (including any provision in the Bylaws) be adopted, unless, in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, approved by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding Voting Stock, voting together as a single class, (b) notwithstanding anything in this Section 12.01 to the contrary and subject to applicable law, any provision of this Certificate of Incorporation may be amended by the affirmative vote of the holders of at least a majority of the voting power of the outstanding Voting Stock, voting together as a single class, in order to incorporate requisite provisions and conditions under a proxy agreement, voting agreement or similar arrangement with certain U.S. government agencies, including the U.S. Department of Defense, that the Board of Directors determines, in its sole discretion, is necessary in order for the Corporation to pursue commercial arrangements with such agency or agencies, (c) subject to Section 12.01(b), so long as any shares of Class A Common Stock remain outstanding, the Corporation may not amend, alter or repeal any provision of this Certificate of Incorporation, or adopt one or more additional provisions whether by merger, consolidation or otherwise, in a manner which would materially and adversely affect any right, preference or privilege of the Class A Common Stock in a manner different than other holders of Common Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of Class A Common Stock, voting as a separate class distinct from all other classes and series of the Corporation’s capital stock, and (d) subject to Section 12.01(b), so long as any shares of Class B Common Stock remain outstanding, the Corporation may not amend, alter or repeal any provision of this Certificate of Incorporation, or adopt one or more additional provisions whether by merger, consolidation or otherwise, in a manner which would materially and adversely affect any right, preference or privilege of the Class B Common Stock in a manner different than other holders of Common Stock without the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of Class B Common Stock, voting as a separate class distinct from all other classes and series of the Corporation’s capital stock.

Section 12.02.    Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the provisions of this of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XIII

The incorporator of the Corporation is Rick Dunn, whose mailing address is 210 Delburg Street, Davidson, NC 28036.

ARTICLE XIV

The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware. The name of the persons who are to serve as the initial directors of the Corporation until the expiration of such director’s initial term as set forth in this Certificate of Incorporation, or until his or her successor is duly elected, are set forth in Section 5.03 of this Certificate of Incorporation. The mailing address of each such director is c/o Satellogic Inc, 210 Delburg Street, Davidson, NC 28036.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of March 26, 2025.

By:	/s/ Rick Dunn
Rick Dunn
Sole Incorporator